 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-39049

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

EXAGEN INC.
(Full Name of Registrant)

(Former Name if Applicable)

1261 Liberty Way
Address of Principal Executive Office

Vista, California 92081
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Exagen Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Report”) within the prescribed time period because, as previously disclosed in the Company’s Current Report on Form 8-K filed on November 14, 2022, the Company requires additional time to complete the restatements described therein and summarized below. The Company currently expects to file its Form 10-Q for the quarter ended September 30, 2022 by the extended filing date pursuant to Rule 12b-25.

As previously disclosed, the Company has determined that it made certain errors in the manner in which it recognized revenue related to changes in billing practices specific to its transition to the use of the PLA code for AVISE CTD. The errors were due to the inadequate design and implementation and precision of internal controls and procedures designed to evaluate and monitor the accounting for revenue recognition. As a result, revenue and accounts receivable were overstated and other liabilities was understated for the quarter and year to date periods ended June 30, 2022. The Company will therefore restate its previously filed quarterly financial statements for the three and six months ended June 30, 2022. The effect of these errors is an overstatement of revenue and accounts receivable in the amount of $1.4 million and $0.9 million, respectively, and an understatement of other liabilities in the amount of $0.5 million for the three and six months ended June 30, 2022.
Management is assessing the effect of these restatements on the Company’s internal control over financial reporting and its disclosure controls and procedures. The Company expects to report at least one material weakness following completion of its analysis of the cause of these restatements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The existence of one or more material weaknesses precludes a conclusion by management that the Company’s disclosure controls and procedures and internal control over financial reporting are effective. As a result of the material weakness or material weaknesses, the Company believes that its internal control over financial reporting was not effective and its disclosure controls and procedures were not effective as of June 30, 2022.

The filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 will be delayed pending completion of the restatement of the financial statements described above. The Company is working diligently and intends to file its Form 10-Q for the quarter ended September 30, 2022 as promptly as reasonably practicable after the conclusion of these matters, by the extended filing date pursuant to Rule 12b-25.
Special Note Regarding Forward-Looking Statements
This Form 12b-25 contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on expectations and estimates of management of the Company which may differ from any actual results and consequently you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include, without limitation, the Company’s plans related to the restatement of the financial statements as of and for the three and nine months ended June 30, 2022, including that it will it will timely file its Form 10-Q for the quarter ended September 30, 2022 by the extended filing date pursuant to Rule 12b-25; and the Company’s plan of remediation with respect to the one or more material weaknesses in internal controls over financial reporting the Company expects to identify. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by forward-looking statements, including the outcome of the Company’s completion of the quantification and evaluation of the specific impact of the errors in the Company’s financial results and previously issued financial statements, including the possibility of material adjustments thereto; the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file its required reports; the application of accounting or tax principles in an unanticipated manner; and other risks and uncertainties set forth in the Company’s periodic filings with the SEC, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 10-K filed with the SEC on March 22, 2022. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kamal Adawi	(760)	560-1501
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made
As announced on November 14, 2022, the Company expects to report total revenue of $14.7 million for the three months ended September 30, 2022, as compared to total revenue of $12.3 million for the three months ended September 30, 2021. The increase was primarily due to the reassessment of the constraint on variable consideration related to Medicare claims from the second quarter of 2022, partially offset by a change in estimated variable consideration related to performance obligations satisfied with commercial payors in previous periods. The Company expects to report total revenue of $32.7 million for the nine months ended September 30, 2022, as compared to total revenue of $35.6 million for the nine months ended September 30, 2021. The decrease was primarily due to a decrease in AVISE® CTD revenue resulting from a decrease in average reimbursement per AVISE® CTD test, termination of the SIMPONI agreement and a decrease from other testing. The Company expects to report net loss of $8.1 million for the three months ended September 30, 2022 as compared to net loss of $7.2 million for the three months ended September 30, 2021. The Company expects to report net loss of $33.0 million for the nine months ended September 30, 2022 as compared to net loss of $19.8 million for the nine months ended September 30, 2021. The Company will provide further information relating to significant changes in results of operations from the three and nine months ended September 30, 2022 and September 30, 2021 in its earnings statements to be included in the Form 10-Q.

Exagen Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By: /s/ Kamal Adawi
Kamal Adawi
Chief Financial Officer